UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Empresas ICA, S.A.B. de C.V.1 (the “Issuer”)

(Name of Issuer)

Ordinary Shares of Common Stock (“Shares”)
Ordinary Participation Certificates (Certificados de Participación Ordinaria, or “CPOs”)
American Depositary Shares (“ADSs”)
(Title of Class of Securities)

2924482062
(CUSIP Number)

David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Translation of Issuer’s name: The ICA Corporation

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States.  The CUSIP number 292448206 is only for the American Depositary Shares (“ADSs”). ADSs each represent four ordinary participation certificates (certificados de participación ordinaria, or “CPOs”), each of which represents one Share.

CUSIP No. 292448206

1.	Names of Reporting Persons: María Asunción Aramburuzabala Larregui I.R.S. Identification Nos. of Above Persons (entities only): Not Applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 8,187,027 Shares[1]
	8.	Shared Voting Power 25,622,092 Shares[1]
	9.	Sole Dispositive Power 8,187,027 Shares[1]
	10.	Shared Dispositive Power 25,622,092 Shares[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,622,092 Shares[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 4.0% of the Shares[2]
14.	Type of Reporting Person IN

1  María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala each has the authority to vote and to dispose of the Shares owned beneficially by the other.  As described in Item 2, all of the Shares beneficially owned by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala are currently held by Trust No. 15203-8 (the “Investor Trust”) for their sole benefit.  The Shares will be held from time to time in the form of CPOs.

2 According to the Issuer’s amendment to its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2009 and the reports of foreign private issuer on Form 6-K filed by the Issuer with the SEC on July 10, 2009 and July 15, 2009, there were 643,203,752 Shares outstanding.

1.	Names of Reporting Persons: Lucrecia Aramburuzabala Larregui de Fernández I.R.S. Identification Nos. of Above Persons (entities only): Not Applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,515,796 Shares[1]
	8.	Shared Voting Power 25,622,092 Shares[1]
	9.	Sole Dispositive Power 5,515,796 Shares[1]
	10.	Shared Dispositive Power 25,622,092 Shares[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,622,092 Shares[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 4.0% of the Shares[2]
14.	Type of Reporting Person IN

1  María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala each has the authority to vote and to dispose of the Shares owned beneficially by the other.  As described in Item 2, all of the Shares beneficially owned by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala are currently held by the Investor Trust for their sole benefit.  The Shares will be held from time to time in the form of CPOs.

2 According to the Issuer’s amendment to its annual report on Form 20-F filed with the SEC on June 26, 2009 and the reports of foreign private issuer on Form 6-K filed by the Issuer with the SEC on July 10, 2009 and July 15, 2009, there were 643,203,752 Shares outstanding.

1.	Names of Reporting Persons: Lucrecia Larregui González de Aramburuzabala I.R.S. Identification Nos. of Above Persons (entities only): Not Applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11,919,269 Shares[1]
	8.	Shared Voting Power 25,622,092 Shares[1]
	9.	Sole Dispositive Power 11,919,269 Shares[1]
	10.	Shared Dispositive Power 25,622,092 Shares[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,622,092 Shares[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 4.0% of the Shares[2]
14.	Type of Reporting Person IN

1  María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala each has the authority to vote and to dispose of the Shares owned beneficially by the other.  As described in Item 2, all of the Shares beneficially owned by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala are currently held by the Investor Trust for their sole benefit.  The Shares will be held from time to time in the form of CPOs.

2 According to the Issuer’s amendment to its annual report on Form 20-F filed with the SEC on June 26, 2009 and the reports of foreign private issuer on Form 6-K filed by the Issuer with the SEC on July 10, 2009 and July 15, 2009, there were 643,203,752 Shares outstanding.

Item 1.	Security and Issuer

This amended statement on Schedule 13D (as amended from time to time, this “Statement”) relates to the ordinary shares of common stock, no par value per share (the “Shares”), of Empresas ICA, S.A.B. de C.V. (the “Issuer”), and amends the Schedule 13D filed on December 8, 2008.

The Shares trade in the United Mexican States (“Mexico”). In the United States, the Shares trade in the form of american depositary shares (“ADSs”), each of which represents four ordinary participation certificates (certificados de participación ordinaria, or “CPOs”), each of which represents one Share.

The Issuer is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, whose principal executive offices are located at Mineria No.145, Edificio Central, 11800, Mexico, D.F., Mexico.

Item 2.	Identity and Background

(a) – (c) and (f):

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala, each of whom is a Mexican citizen (collectively, the “Investors” or the “Reporting Persons”).

The Shares that are the subject of this Statement are held directly by Trust No. 15203-8, a Mexican trust (the “Investor Trust”).  The Investors are the sole beneficiaries of the Investor Trust. The principal purpose of the Investor Trust is to serve as the vehicle for the Investors’ investments. The principal business address of the Investor Trust is Bosque de Duraznos No. 75, PH, Col. Bosques de las Lomas, 11700, Mexico, D.F., Mexico. The Investors share the power to determine the investment and voting decisions made by the Investor Trust. As a result, ownership of all Shares beneficially owned by the Investor Trust may be deemed to be shared among each of the Investors.

Item 4.	Purpose of Transaction

On July 10, 2009, the Issuer announced the offering of 91,304,249 Shares and, on July 15, 2009, the Issuer announced that the underwriters of its equity offering exercised in full the over-allotment option resulting in the offering of an additional 19,565,217 Shares (the “Offering”).  The Shares were sold in the form of CPOs in Mexico and in the form of CPOs and ADSs in the United States and elsewhere outside of Mexico.

The Reporting Persons did not participate in the Offering and as a result their beneficial ownership of Shares was diluted.  See Item 5(e) below.

Item 5.	Interest in Securities of the Issuer

(a)  Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the number of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions during the past 60 days in respect of the Shares of the Issuer.

(d) Not applicable.

(e) On July 10, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

Item 7.	Material to be filed as Exhibits

99.1
Joint Filing Agreement among María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala, dated as of December 8, 2008 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on December 8, 2008)

99.2
Reciprocal Power of Attorney between María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with the SEC on December 8, 2008)

99.3
Power of Attorney between María Asunción Aramburuzabala Larregui and Lucrecia Larregui González de Aramburuzabala (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on December 8, 2008)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: July 28, 2009

María Asunción Aramburuzabala Larregui

	By:	/s/ María Asunción Aramburuzabala Larregui

Lucrecia Aramburuzabala Larregui

	By:	/s/ María Asunción Aramburuzabala Larregui
	Name:	María Asunción Aramburuzabala Larregui
	Title:	Attorney-in-Fact

Lucrecia Larregui González de Aramburuzabala

	By:	/s/ María Asunción Aramburuzabala Larregui
	Name:	María Asunción Aramburuzabala Larregui
	Title:	Attorney-in-Fact